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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 2)*

                                   GALAGEN, INC.
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                                  (NAME OF ISSUER)


                            COMMON STOCK, $.01 PAR VALUE
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                           (TITLE OF CLASS OF SECURITIES)


                                COMMON STOCK: 362913
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                                   (CUSIP NUMBER)


                                December 31, 1998
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)


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     *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING
PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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CUSIP NO. 362913                    13G                              PAGE 2 0F 5


 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Chiron Corporation, I.R.S. Identification No. 94-2754624
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  / /
                                                                     (b)  / /
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 3.  SEC USE ONLY

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 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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    NUMBER OF       5.  SOLE VOTING POWER
      SHARES
   BENEFICIALLY         Reporting person has voting and dispositive power over
  OWNED BY EACH         85,717 shares of Common Stock and warrants which are
                        exercisable to purchase a fluctuating number of shares
                        of Common Stock at the current market value on the date
                        of exercise, which number of shares would be 3,418,813
                        as of December 31, 1998. (see Item 4)
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                    6.  SHARED VOTING POWER

                        -0-
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                    7.  SOLE DISPOSITIVE POWER

                        Reporting person has voting and dispositive power over 85,717 shares of Common Stock and warrants which are exercisable to purchase a fluctuating number of shares of Common Stock at the current market value on the date of exercise, which number of shares would be 3,418,813 as of December 31, 1998. (see Item 4)
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                    8.  SHARED DISPOSITIVE POWER

                        -0-
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 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Reporting person has voting and dispositive power over 85,717 shares of Common Stock and warrants which are exercisable to purchase a fluctuating number of shares of Common Stock at the current market value on the date of exercise, which number of shares would be 3,418,813 as of December 31, 1998. (see Item 4)
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 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   / /

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 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Common Stock:  28.3%
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 12. TYPE OF REPORTING PERSON*

     CO
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                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 362913                    13G                              PAGE 3 0F 5


ITEM 1(a).  NAME OF ISSUER:

     Galagen, Inc.

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ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     4001 Lexington Avenue North, Arden Hills, Minnesota  55126

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ITEM 2(a).   NAME OF PERSON FILING:

     Chiron Corporation

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ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     4560 Horton Street, Emeryville, CA  94608

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ITEM 2(c).  CITIZENSHIP:

     Delaware

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ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

     Common Stock, $.01 Par Value

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ITEM 2(e).  CUSIP NUMBER:


     Common Stock:  362913

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ITEM 3.

     Not applicable

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CUSIP NO. 362913                    13G                              PAGE 4 0F 5


ITEM 4.  OWNERSHIP.

     (a)  Amount Beneficially Owned:

              Common Stock: 3,504,530 shares which includes 3,418,813 shares of Common Stock issuable upon exercise of warrants held by Chiron.(1)

     (b)  Percent of Class:

              Common Stock:  28.3%

     (c)  Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote:

                                3,504,530 shares of Common Stock which includes 3,418,813 shares of Common Stock issuable upon exercise of warrants held by Chiron.

                    (ii)   Shared power to vote or to direct the vote:

                                None

                    (iii) Sole power to dispose or to direct the disposition of:

                                3,504,530 shares of Common Stock which includes 3,418,813 shares of Common Stock issuable upon exercise of warrants held by Chiron.

                    (iv) Shared power to dispose or to direct the disposition of:

                                None
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(1) If and to the extent that these warrants are exercised for Common Stock and the warrant purchase price per share of Common Stock under these warrants at the time of such exercise exceeds the then current market value of GalaGen Stock (as defined in Section 1.23 of that certain License and Collaboration Agreement between GalaGen, Inc. and Chiron Corporation dated March 20, 1995, previously filed and incorporated herein by reference as exhibit 10.8 to GalaGen's Registration Statement on Form S-1), then the warrant purchase price per share shall be reduced to the then current market value of GalaGen Stock for any shares of Common Stock then purchased under these warrants. Upon any such adjustment of the warrant purchase price, the holder of these warrants shall be entitled to purchase at the time of such exercise and at the warrant purchase price resulting from such adjustment, the number of shares obtained by multiplying the warrant purchase price in effect immediately prior to such adjustment by the number of shares purchasable immediately prior to such adjustment and dividing the product by the warrant purchase price resulting from such adjustment.

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CUSIP NO. 362913                 13G                             PAGE 5 OF 5


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable

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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable

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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable

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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable

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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable

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ITEM 10.  CERTIFICATION.

     Not applicable

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                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   CHIRON CORPORATION


Date: February 10, 1999            By:       /s/ William G. Green
                                        -----------------------------------
                                             Signature


                                   William G. Green, Senior Vice President,
                                   Secretary and General Counsel
                                   ----------------------------------------
                                             Name/Title